October 25, 2012

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments provided to Daphne Chisolm on June 13, 2012 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

Principal Investment Strategies

1.	Comment: Provide a representation that the Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.
Response. The Adviser represents that the Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.

Summary of Principal Risks

2.	Comment: If applicable, please add risk disclosure on junk bonds.
Response: We have revised the disclosure consistent with this comment.

3.	Comment: If applicable, please revise the risk disclosure on derivatives.
Response: We have revised the disclosure consistent with this comment.

4.	Comment: If applicable, please add risk disclosure on emerging markets.
Response: We have revised the disclosure consistent with this comment.

Mr. Kieran G. Brown

Securities and Exchange Commission

October 25, 2012

5.	Comment: If applicable, please delete the paragraph beginning “Risk Related to Investing in International Stocks.”
Response: We have revised the disclosure consistent with this comment.

6.	Comment: If applicable, please add risk disclosure on exchange traded notes.
Response: We have revised the disclosure consistent with this comment.

Additional Information About the Fund’s Strategies and Risks

7.	Comment: If applicable, please revise the risk disclosure on derivatives.
Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

8.	Comment: Please add disclosure clarifying how concentration investment limitations apply to investments in (i) affiliated investment companies and (ii) revenue bonds.
Response: We have added additional disclosure consistent with this comment.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm

Law Offices of DT Chisolm, PC